Exhibit 3.2

FORM NO. 7

THE COMPANIES ACT 1981

MEMORANDUM OF INCREASE OF SHARE CAPITAL

OF

SEACUBE CONTAINER LEASING LTD.

(hereinafter referred to as “the Company”)

DEPOSITED in the office of the Registrar of Companies on the 24 April 2013, in accordance with the provisions of section 45(3) of the Companies Act 1981.

Authorized Share Capital of the Company	US$	5,000,000.00

Increase of Share Capital as authorized by a resolution of the Shareholders of the Company effective the 24th day of April, 2013.	US$	495,000,000.00

AUTHORIZED SHARE CAPITAL AS INCREASED	US$	500,000,000.00

/s/ Ruby Rawlins

For and on behalf of Appleby Services (Bermuda) Ltd.

DATED THIS 24 day of April, 2013.

NOTE:	This memorandum must be filed in the office of the Registrar of Companies within thirty days after the date on which the resolution increasing the share capital has effect and must be accompanied by a copy of the resolution and the prescribed fee.